UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended:	August 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transaction Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Incoming, Inc.
Full Name of Registrant

Former Name if Applicable

244 5th Avenue, Suite V235
Address of Principal Executive Office (Street and Number)

New York, NY 10001
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 23, 2010, Incoming, Inc. (the “Company”) and North American Bio-Energies, LLC (“NABE”) entered into that certain Exchange Agreement pursuant to which the Company purchased the outstanding  membership interests of NABE (the “Exchange Transaction”), described previously in the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission (the “Commission”), on August 24, 2010, as amended by Amendment No. 1 thereto filed by the Company with the Commission on September 9, 2010.  As a result of the Exchange Transaction, the Company has encountered difficulties in presenting predecessor and successor information given the differing fiscal years of NABE and the Company and has experienced integration inefficiencies regarding the consolidation of the Company’s and NABE’s books and records.  The Company also recently concluded that there were certain errors in NABE’s interim financial statements as of and for the three and six month periods ended June 30, 2010 related to the classification of certain transactions occurring in May 2010 in which NABE purchased off specification biodiesel to be reprocessed to meet ASTM standards and then sold it to end users, as described in the Company’s Current Report on Form 8-K, as filed with the Commission on October 5, 2010, as amended by Amendment No. 1 thereto filed by the Company with the Commission on October 15, 2010.  Therefore, the Company is unable to complete and file its Form 10-Q for the three and nine month periods ended August 31, 2010 within the prescribed time period without unreasonable effort and expense to the Company.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

	Victor AbiJaoudi, II	(917)	210-1074
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our financial results for the nine months ended August 31, 2010 differ significantly from those for the nine months ended August 31, 2009 due to the successful acquisition of NABE, and the simultaneous change in business direction to focus solely on the acquisition of renewable energy assets.

During the nine months ended August 31, 2009, the Company was in the development stage operating in the 1st and 2nd quarters as a distributor of American apparel and footwear brands to Eastern Europe and Russian markets. There were no material assets and no significant revenues were generated during this period.

Our financial results for the nine months ended August 31, 2010 will include the result of operations of NABE who is currently engaged in the business of wholesaling biodiesel and its glycerin by-product to distributors in the Southeast region of the United States.

Total assets and liabilities are estimated to be $1,041,124 and $849,364 respectively.   Stockholders equity is estimated at $191,760.

For the 9 months ended August 31, 2010, sales are estimated to be $440,854 resulting in a gross profit of $35,044 and net loss of $8,772.

The Company is still finalizing its financial statements so that the preceding estimates are subject to change.

INCOMING, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 15, 2010	By	/s/ Victor AbiJaoudi, II
Victor AbiJaoudi, II President and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)